UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from	to

COMMISSION FILE NUMBER: 001-12307

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ZIONS BANCORPORATION PAYSHELTER 401(K) AND
EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ZIONS BANCORPORATION
One South Main, 15th Floor
Salt Lake City, UT 84133

INDEX

Page

(a)	Financial Statements and Supplemental Schedules – Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan	F-1

(b)	Signatures	F-2

(c)	Exhibit 23 – Consent of Independent Registered Public Accounting Firm	F-3

Financial Statements and Supplemental Schedules

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

As of December 31, 2009 and 2008 and for the
Year Ended December 31, 2009

with Report of Independent Registered Public Accounting Firm

F-1

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Financial Statements and Supplemental Schedules

As of December 31, 2009 and 2008 and for the
Year Ended December 31, 2009

Contents

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements of Net Assets Available for Benefits                                                                                                                          1
Statement of Changes in Net Assets Available for Benefits                                                                                                       2
Notes to Financial Statements                                                                                                                                                          3

Supplemental Schedules

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)                                                                                               16
Schedule H, Line 4j – Schedule of Reportable Transactions                                                                                                      18

Report of Independent Registered Public Accounting Firm

The Benefits Committee
Zions Bancorporation Payshelter 401(k) and
    Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan (“the Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2009, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                             /s/ Ernst & Young LLP

Salt Lake City, Utah
June 29, 2010

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets
Investments at fair value:
Short-term investment fund	$2,082,265	$2,330,593
Zions Bancorporation common stock	82,999,235	114,833,521
Common collective trust	75,428,476	73,102,801
Shares of registered investment companies	258,693,258	187,413,132
Real estate joint venture	239,131	311,893
Participant loans	11,595,731	9,647,731
	431,038,096	387,639,671

Net receivables for participant and
employer contributions	2,232,626	1,527,690

Net assets reflecting all investments at fair value	433,270,722	389,167,361

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts
in common collective trust	947,690	2,966,537
Net assets available for benefits	$434,218,412	$392,133,898

             See accompanying notes to financial statements.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions to/(deductions from) net assets
attributable to:
Investment income (loss):
Net depreciation in fair value of investments	$(1,159,613)
Interest and dividends	8,052,972

Contributions:
Participant	38,939,657
Employer	19,933,877
Rollovers	2,226,106

Benefits paid directly to participants	(25,908,485)

Net increase	42,084,514

Net assets available for benefits:
Beginning of year	392,133,898
End of year	$434,218,412

               See accompanying notes to financial statements.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2009

1.      Description of Plan

The following description of the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan (“the Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a single employer defined contribution plan designed to provide retirement benefits for eligible employees under a pretax salary reduction arrangement with a specified employer matching contribution and a discretionary noncontributory profit sharing feature.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  From time to time, the Plan has been restated and amended.  Fidelity Management Trust Company (“Fidelity”) is the trustee of the Plan.  Zions Bancorporation (“the Company”) is the Plan sponsor.  The Company’s Benefits Committee (“the Benefits Committee”) administers the Plan.

Eligibility

Participation in the Plan is voluntary.  Any nonexcluded employee (as defined in the Plan provisions) at least 21 years of age is eligible to participate.  To be eligible for the noncontributory profit sharing feature, participants must meet other criteria, including 1,000 hours of service.

Contributions

Participants may contribute from 1% to 5% of their pretax annual compensation for which the Company provides a matching contribution of 100% for the first 3% of the participant’s compensation and 50% for the remaining 2%.  Overall, participants may contribute up to 80% of their pretax annual compensation subject to the annual maximum allowed participant contribution, which was $16,500 for 2009.  Under applicable law, participants attaining the age of 50 during or prior to 2009 are eligible to make catch-up contributions.

Contributions by the Company under the noncontributory profit sharing feature are discretionary.  Contribution rates may range up to 6% of participants’ compensation based on the Company’s return on average common equity, as defined, for the Plan year.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

1.      Description of Plan (continued)

These contributions are approved and made subsequent to the end of the Plan year.  No contributions were made for the 2009 Plan year.

Forfeitures used to offset Company contributions were $51,420 in 2009.  The amount of forfeitures outstanding at December 31, 2009 and 2008 was $390,742 and $339,994, respectively.

The Plan has been amended to allow for Roth 401(k) contributions consistent with the requirements of §402A of the Internal Revenue Code (“the Code”).  Such contributions include rollovers from other Roth deferral accounts as described in Code §402A(e)(1) and only to the extent the rollovers are permitted under Code §402(c).  Roth contributions will be treated as elective deferrals at the option of the participant for all purposes under the Plan, including determination and allocation of the Company’s matching contributions.

The Plan allows rollovers by participants from nonaffiliated qualifying plans.

Participant Accounts

Each participant’s fund account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings.  Investment income or loss is allocated based on the investment shares held in the participant’s account in relation to the total investment shares of the Plan.  Certain investment transaction expenses are charged to the participants’ accounts.

Vesting and Payment of Benefits

Participant and Company matching contributions plus investment earnings are immediately vested.  Company contributions under the noncontributory profit sharing feature vest according to the following schedule:

Years of vesting	Percent
service	vested

Less than 2	None
2	20%
3	40%
4	60%
5 or more	100%

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

1.      Description of Plan (continued)

Nonvested amounts forfeited by terminated participants are used to reduce future Company contributions.  Participants are 100% vested if employed by the Company when normal retirement age is attained.  Benefits are paid upon death, disability, retirement, or termination of employment, or may be paid earlier subject to Plan provisions.  Benefits are paid in shares of stock, cash, or a combination of the two, depending on the participant’s investment options.

Investment Options

Participant contributions can be directed subject to Plan provisions into various Plan investment options, including the Company’s common stock.  The Company’s matching contributions and amounts contributed under the noncontributory profit sharing feature are invested in the Company’s common stock.  Participants may immediately diversify up to 100% of their existing investments in the Company’s common stock to other Plan investments.  However, a three-year service period is required before participants can diversify their investments in the Company’s common stock resulting from the Company’s profit sharing contributions.

Participant Loans

Participants may borrow from their fund accounts in amounts from $1,000 up to the lesser of $50,000 or 50% of their vested account balance, as defined.  Loan terms cannot exceed five years, or ten years if used for the purchase of a primary residence.  The loans are secured by the balance in the participants’ accounts and are repaid at a specified rate of interest through direct payroll deductions.

Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  If the Plan were terminated, each participant would become 100% vested and would receive a distribution of assets equal to the value of the participant’s account.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

2.      Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared using the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments are reported at fair value as further described in Note 4.  The statements of net assets available for benefits include an adjustment from fair value to contract value for the Plan’s investment in a common collective trust.  This investment is through participation in the Fidelity Managed Income Portfolio II – Class I fund, which includes investment contracts that are fully benefit-responsive.  As such, contract value is considered the more relevant measurement because participants would receive this value if they were to initiate permitted transactions under the terms of the Plan.  Contract value of the common collective trust represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.

Administrative Expenses

The Company currently pays the administrative expenses; however, the Plan may pay these expenses as determined by the Benefits Committee.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

2.      Significant Accounting Policies (continued)

Concentration of Investments

The Plan’s net assets available for benefits at December 31, 2009 and 2008 include investments in the Company’s common stock of $82,999,235 (6,469,153 shares) and $114,833,521 (4,685,170 shares), respectively.  These investments represent a 4.30% and 4.06% ownership of the Company’s outstanding common shares at December 31, 2009 and 2008, respectively.

New Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 168, The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162.  With the issuance of SFAS 168, the FASB Accounting Standards Codification (“the Codification” or “ASC”) becomes the single source of authoritative U.S. accounting and reporting standards applicable for all nongovernmental entities.  This change was effective for financial statements issued for interim or annual periods ending after September 15, 2009.  Accordingly, all specific references herein to generally accepted accounting principles (“GAAP”) refer to the Codification and not to the pre-Codification literature.  The Codification does not modify existing GAAP.  Nonauthoritative accounting literature is excluded from the Codification. GAAP accounting standards used to populate the Codification are superseded.

In April 2009, the FASB issued FASB Staff Position (“FSP”) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. FSP 157-4 amended SFAS 157 (codified as ASC 820, Fair Value Measurements and Disclosures) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity.  FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820.  The Plan adopted the guidance in FSP 157-4 for the Plan year ended December 31, 2009.  Adoption of FSP 157-4 did not have a significant effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

2.      Significant Accounting Policies (continued)

In May 2009, the FASB issued SFAS No. 165, Subsequent Events, which was codified into ASC 855, Subsequent Events, to provide general standards of accounting for and disclosure of events that occur after the date of the financial statements, but before the financial statements are issued or are available to be issued.  ASC 855 was amended in February 2010.  Adoption of ASC 855, as amended, was not significant to the Plan’s financial statements.

In September 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).  ASU 2009-12 amended ASC 820 to allow entities to use net asset value (“NAV”) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the NAV is calculated in a manner consistent with investment company accounting.  The Plan adopted the guidance in ASU 2009-12 for the Plan year ended December 31, 2009.  The Plan investments within the scope of this new guidance are the common collective trust and the real estate joint venture.  Accordingly, the practical expedient was utilized to measure the fair values of these investments based on their NAV.  In addition, as a result of adopting this new guidance, the Plan has provided additional disclosures regarding the nature and risks of these investments. See Note 4.  Adoption of ASU 2009-12 did not have a significant effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements. ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures.  The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented.  ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements.  In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis.  With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009.  Plan management is currently evaluating the effect the provisions of ASU 2010-06 will have on the Plan’s financial statements.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

3.      Investments

As trustee of the Plan, Fidelity holds the Plan’s investments and executes all investment transactions.  The fair value of individual investments that represents 5% or more of the fair value of the Plan’s net assets available for benefits is as follows:

	December 31,
	2009	2008

Zions Bancorporation common stock*	$82,999,235	$114,833,521
Fidelity Managed Income Portfolio II – Class 1	75,428,476	73,102,801
Pimco Funds	23,229,984	(1)
Fidelity Contrafund	26,427,452	(1)

*   Nonparticipant-directed
(1)   Investment did not represent 5% or more of the fair value of the Plan’s net assets available for benefits.

During 2009, the Plan’s investments (including investments purchased and sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Zions Bancorporation common stock	$(51,418,073)
Shares of registered investment companies
and real estate joint venture	50,258,460
$(1,159,613)

The Plan’s investment activity in the Company’s common stock for 2009 includes nonparticipant-directed and participant-directed transactions.  Because the investment activity cannot be split between these types of transactions, the entire investment is reflected as nonparticipant-directed.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

3.      Investments (continued)

Significant changes in net assets during 2009 relating to nonparticipant-directed and participant-directed transactions of the Company’s common stock fund are as follows:

Net depreciation in fair value	$(51,418,073)
Interest and dividends	602,299
Contributions	24,032,522
Net transfers to other investments	(1,185,093)
Benefits paid directly to participants	(4,070,110)
Net decrease in net assets	(32,038,455)

Net assets at beginning of year	117,132,098
Net assets at end of year	$85,093,643

Short-term investment fund	$2,082,265
Zions Bancorporation common stock	82,999,235
Net receivable (included in employer
contributions)	12,143
$85,093,643

4.      Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (i.e., an exit price).  The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy are described as follows:

Level 1
Unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.  For the Plan, Level 1 includes the short-term investment fund, the Company’s common stock, and the shares of registered investment companies.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

4.      Fair Value (continued)

Level 2
Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability.  Level 2 inputs include the following:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Observable inputs other than quoted prices that are used in the valuation of the asset or liability (e.g., interest rate and yield curve quotes at commonly quoted intervals);

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

For the Plan, Level 2 includes the common collective trust.

Level 3
Unobservable inputs for the asset or liability (i.e., supported by little or no market activity) whose value is determined by pricing models, discounted cash flow methodologies, or similar techniques.  Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).  For the Plan, Level 3 includes the real estate joint venture and participant loans.

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

4.      Fair Value (continued)

The following describes the assets and the valuation methodologies used to measure their fair value:

Short
-term investment fund – This fund is maintained to provide liquidity for daily trading of the Company’s common stock.  The fund may hold cash or other short-term investments, which are expected to comprise a small percentage of the fund.  The fund is valued at cost which approximates fair value.

Com
pany common stock – Shares of the Company’s common stock are valued at the last reported sales price on the last business day of the Plan year in the active market where individual securities are traded.

Com
mon collective trust – This trust contains the Fidelity Managed Income Portfolio II – Class I fund discussed in Note 2.  The fund is a stable value fund designed to deliver safety and stability by preserving principal while earning interest income.  It invests in investment contracts (wrap contracts) issued by insurance companies and other financial institutions, fixed income securities (e.g., U.S. Treasury and agency bonds, corporate bonds, mortgage- and asset-backed securities, bond funds, etc.), and money market funds.  It may also invest in future contracts, option contracts, and swap agreements.  Generally, withdrawals can be made at any time; however, withdrawals prompted by certain events (e.g., termination of the fund, changes in laws or regulations) may be paid at market value, which may be less than book value.  Participation units in the fund are valued according to quoted redemption values provided by the trustee on the last business day of the Plan year based on values of the underlying assets.  As further discussed in Note 2, the contract value of the fund differs from fair value and is considered the more relevant measurement.

Shares	of registered investment companies – These mutual funds are valued at quoted market prices which represent the NAV of shares held by the Plan at year-end.

Real
 estate joint venture – This joint venture includes commercial and residential real estate properties that are in process of liquidation.  Proceeds from the sales are accumulated in a money market investment account.  The fair value of this investment is estimated using the NAV provided by the joint venture.  Certain restrictions apply to any redemption of the Plan’s investment including the consent of the other joint venture interest holders and time delays in computing NAV.  Actual redemption value may vary from the recorded fair value at December 31, 2009.  However, no redemption is contemplated by the Plan in the near term.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

4.	Fair Value (continued)

Participant loans – These loans are valued at their outstanding balances, which approximate fair value.

Assets measured at fair value on a recurring basis within the fair value hierarchy are summarized as follows at December 31, 2009 and 2008:

	December 31, 2009
	Level 1	Level 2	Level 3	Total

Short-term investment fund	$2,082,265	$-	$-	$2,082,265
Zions Bancorporation common stock	82,999,235	-	-	82,999,235
Common collective trust	-	75,428,476	-	75,428,476
Shares of registered investment
companies:
Domestic	190,007,551
International	25,052,880
Lifecycle	43,632,827
	258,693,258	-	-	258,693,258
Real estate joint venture	-	-	239,131	239,131
Participant loans	-	-	11,595,731	11,595,731
	$343,774,758	$75,428,476	$11,834,862	$431,038,096

	December 31, 2008
	Level 1	Level 2	Level 3	Total

Short-term investment fund	$2,330,593	$-	$-	$2,330,593
Zions Bancorporation common stock	114,833,521	-	-	114,833,521
Common collective trust	-	73,102,801	-	73,102,801
Shares of registered investment
companies	187,413,132	-	-	187,413,132
Real estate joint venture	-	-	311,893	311,893
Participant loans	-	-	9,647,731	9,647,731
	$304,577,246	$73,102,801	$9,959,624	$387,639,671

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

4.	Fair Value (continued)

The following reconciles the beginning and ending balances of assets for 2009 that are measured at fair value on a recurring basis using Level 3 inputs:

	Level 3 Instruments
	Real estate	Participant
	joint venture	loans

Balance at January 1, 2009	$311,893	$9,647,731
Net increases (decreases) included in statement
of changes in net assets available for benefits:
Net appreciation (depreciation) in fair value
of investments:
Realized	11,620
Unrealized	(5,471)
Interest and dividends	798	10,981
Purchases, sales, issuances, and settlements, net	(79,709)	1,937,019
Balance at December 31, 2009	$239,131	$11,595,731

5.      Transactions with Parties-in-Interest

During 2009, the Plan received dividends for the Company’s common stock of $566,733.  Purchases and sales of the Company’s common stock in 2009 were $49,001,429 and $29,621,810, respectively.

6.      Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

7.	Reconciliation of Financial Statements to Form 5500

The following reconciles net assets available for benefits in the accompanying financial statements to net assets in the Form 5500:

	December 31,
	2009	2008

Net assets available for benefits in
accompanying financial statements	$434,218,412	$392,133,898
Less: Adjustment between fair value and contract
value related to fully benefit-responsive investment
contracts in common collective trust	(947,690)	(2,966,537)
Net assets in Form 5500	$433,270,722	$389,167,361

The following reconciles the net increase in the statement of changes in net assets available for benefits to net income in the Form 5500 for the year ended December 31, 2009:

Net increase in statement of changes in net
assets available for benefits	$42,084,514
Adjustment between fair value and contract
value related to fully benefit-responsive investment
contracts in common collective trust
Add: Amount at December 31, 2008	2,966,537
Less: Amount at December 31, 2009	(947,690)
Net income in Form 5500	$44,103,361

8.      Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated September 9, 2005 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the IRS, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status.  The Plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
EIN:  87-0227400                                Plan:  006

December 31, 2009

	(b)		(d)
	Identity of Issue, Borrower,	(c)	Cost of Remain-	(e)
(a)	Lessor, or Similar Party	Description of Investment	ing Assets (1)	Current Value

	Short-term investment fund
*	FIDELITY INVESTMENTS	SHORT-TERM INV FUND (2,082,265 shares)	$2,082,265	$2,082,265

	Zions Bancorporation common stock
*	ZIONS BANCORPORATION	ZIONS BANCORP COM STK (6,469,153 shares)	203,321,836	82,999,235

	Common collective trust
*	FIDELITY INVESTMENTS	FID MGD INC PORT II (75,428,476 units)		75,428,476

	Shares of registered investment companies
	Domestic
	COLUMBIA	COLUMBIA ACORN USA Z (331,849 shares)		7,695,577
	AMERICAN BEACON FUNDS	ABF LARGE CAP VAL PA (1,152,885 shares)		18,930,365
	T. ROWE PRICE	TRP EMG MKT STOCK (198,587 shares)		5,975,475
	PIMCO FUNDS	PIM TOTAL RT INST (2,150,925 shares)		23,229,984
	RAINIER FUNDS	RAINIER SM/MID CAP (768,693 shares)		20,109,014
	EVERGREEN	EVRGRN SPEC VAL INST (412,359 shares)		7,381,219
	LOOMIS SAYLES FUNDS	LOOMIS GLBL BD INST (128,096 shares)		2,046,971
	MORGAN STANLEY INV MGMT	MSIF INTL REAL EST I (111,397 shares)		1,982,859
	VANGUARD	VANG MID CAP IDX SIG (194,728 shares)		4,562,482
	VANGUARD	VANG REIT IDX SIG (64,616 shares)		1,092,654
	VANGUARD	VANG INF PROT SEC (212,291 shares)		2,664,256
	VANGUARD	VANG SM CAP IDX INST (193,311 shares)		5,316,065
	PERKINS	PERKINS MD CP VL INV (637,194 shares)		12,616,433
	VICTORY FUNDS	VICTORY DIVERS STK A (380,807 shares)		5,323,679
	LEGG MASON PARTNERS	LMP AGGR GROWTH A (14,639 shares)		1,309,768
	LOOMIS SAYLES FUNDS	LOOMIS BOND INST (507,025 shares)		6,763,720
	PIMCO FUNDS	PIM COM REAL RET I (177,282 shares)		1,467,892
*	FIDELITY INVESTMENTS	FID CONTRAFUND (453,457 shares)		26,427,452
*	FIDELITY INVESTMENTS	FID CAPITAL & INCOME (420,535 shares)		3,625,013
*	FIDELITY INVESTMENTS	FID BALANCED (361,856 shares)		5,919,968
*	FIDELITY INVESTMENTS	FID FREEDOM INCOME (70,654 shares)		758,824
*	FIDELITY INVESTMENTS	SPTN TOTAL MKT INDEX (45,691 shares)		1,442,474
*	FIDELITY INVESTMENTS	SPARTAN US EQ INDEX (399,691 shares)		15,758,633
*	FIDELITY INVESTMENTS	FIDELITY US BD INDEX (687,774 shares)		7,606,774
				190,007,551
	International
	ALLIANCE BERNSTEIN INVESTMENTS	ALL/BERN INTL VAL AD (276,578 shares)		3,847,202
	BLACKROCK FUNDS	BLKRK INTL OPP INST (220,788 shares)		6,987,954
*	FIDELITY INVESTMENTS	SPARTAN INTL INDEX (330,651 shares)		11,060,282
*	FIDELITY INVESTMENTS	FA DIVERS INTL I (210,076 shares)		3,157,442
				25,052,880

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)
EIN:  87-0227400                                Plan:  006

December 31, 2009

	(b)		(d)
	Identity of Issue, Borrower,	(c)	Cost of Remain-	(e)
(a)	Lessor, or Similar Party	Description of Investment	ing Assets (1)	Current Value

	Lifecycle
*	FIDELITY INVESTMENTS	FID FREEDOM 2000 (169,311 shares)		1,921,675
*	FIDELITY INVESTMENTS	FID FREEDOM 2005 (32,356 shares)		324,528
*	FIDELITY INVESTMENTS	FID FREEDOM 2010 (778,526 shares)		9,739,356
*	FIDELITY INVESTMENTS	FID FREEDOM 2015 (202,113 shares)		2,106,018
*	FIDELITY INVESTMENTS	FID FREEDOM 2020 (1,111,114 shares)		13,944,480
*	FIDELITY INVESTMENTS	FID FREEDOM 2025 (190,954 shares)		1,984,010
*	FIDELITY INVESTMENTS	FID FREEDOM 2030 (542,985 shares)		6,727,588
*	FIDELITY INVESTMENTS	FID FREEDOM 2035 (119,663 shares)		1,227,740
*	FIDELITY INVESTMENTS	FID FREEDOM 2040 (718,681 shares)		5,145,755
*	FIDELITY INVESTMENTS	FID FREEDOM 2045 (12,870 shares)		109,007
*	FIDELITY INVESTMENTS	FID FREEDOM 2050 (48,224 shares)		402,670
				43,632,827
				258,693,258
	Real estate joint venture
	FAIRMONT PARK JOINT VENTURE	Commercial and residential real estate		239,131

	Participant loans
*	PARTICIPANT LOANS	Interest rates ranging from 4.25% to 9.25%, with
		maturities through August 2019		11,595,731
				$431,038,096

       *  Indicates party-in-interest to the Plan.
(1)	Only provided for nonparticipant-directed investments.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Schedule H, Line 4j – Schedule of Reportable Transactions
EIN:  87-0227400                              Plan:  006

Year Ended December 31, 2009

					(h)
(a)	(b)	(c)	(d)	(g)	Current Value	(i)
Identity of Party	Description of	Purchase	Selling	Cost of	of Asset on	Net Gain
Involved	Assets	Price	Price	Asset	Transaction Date	(Loss)

Category (iii) – a series of transactions with the same issue in excess of 5% of Plan assets:

Zions Bancorporation	Zions Bancorporation
	Common Stock	$49,001,429	$ -	$49,001,429	$49,001,429	$ -

	Zions Bancorporation
	Common Stock	-	29,621,810	43,752,112	29,621,810	(14,130,302)

No category (i), (ii) or (iv) reportable transactions occurred during 2009.
Columns (e) and (f) are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ZIONS BANCORPORATION PAYSHELTER 401(K)
AND EMPLOYEE STOCK OWNERSHIP PLAN

June 29, 2010	By:	/s/ Thomas E Laursen
THOMAS E. LAURSEN
Executive Vice President and Corporate
General Counsel of Zions Bancorporation

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